UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

-------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                                 KINTERA, INC.
                                 -------------
                               (Name of Issuer)


                    Common Stock, $.001 par value per share
                    ---------------------------------------
                        (Title of Class of Securities)


                                   49720P506
                                   ---------
                                (CUSIP Number)


                               December 31, 2007
                               -----------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                            [ X ]  Rule 13d-1(b)

                            [   ]  Rule 13d-1(c)

                            [   ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 12 Pages
                             Exhibit Index: Page 11

                                  SCHEDULE 13G

CUSIP No.: 49720P506                                       Page 2 of 12 Pages

..............................................................................
1.          Names of Reporting Persons.

            I.R.S. Identification Nos. of above persons (entities only).


            MAGNETAR INVESTMENT MANAGEMENT, LLC
..............................................................................
2.          Check the Appropriate Box if a Member of a Group

            (a) [ ]

            (b) [ ]
..............................................................................
3.          SEC Use Only
..............................................................................
4.          Citizenship or Place of Organization

            Delaware
..............................................................................
Number of Shares          5.        Sole Voting Power                    None
Beneficially Owned by     ...................................................
Each Reporting Person     6.        Shared Voting Power             2,031,702
With                      ...................................................
                          7.        Sole Dispositive Power               None
                          ...................................................
                          8.        Shared Dispositive Power        2,031,702
..............................................................................
9.          Aggregate Amount Beneficially Owned by Each Reporting Person

            2,031,702
..............................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

            [  ]
..............................................................................
11.         Percent of Class Represented by Amount in Row (9)

            5.04% based on 40,333,993 shares outstanding as of October 31, 2007.

..............................................................................
12.         Type of Reporting Person:


            IA; OO

                                  SCHEDULE 13G

CUSIP No.: 49720P506                                       Page 3 of 12 Pages

..............................................................................
1.          Names of Reporting Persons.

            I.R.S. Identification Nos. of above persons (entities only).


            MAGNETAR FINANCIAL LLC
..............................................................................
2.          Check the Appropriate Box if a Member of a Group

            (a) [ ]

            (b) [ ]
..............................................................................
3.          SEC Use Only
..............................................................................
4.          Citizenship or Place of Organization

            Delaware
..............................................................................
Number of Shares          5.        Sole Voting Power                    None
Beneficially Owned by     ...................................................
Each Reporting Person     6.        Shared Voting Power             2,119,698(1)
With                      ...................................................
                          7.        Sole Dispositive Power               None
                          ...................................................
                          8.        Shared Dispositive Power        2,119,698(1)
..............................................................................
9.          Aggregate Amount Beneficially Owned by Each Reporting Person

            2,119,698(1)
..............................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

            [  ]
..............................................................................
11.         Percent of Class Represented by Amount in Row (9)

            5.26% based on 40,333,993 shares outstanding as of October 31, 2007.
            (1)
..............................................................................
12.         Type of Reporting Person:


            IA; OO


_____________
(1) In addition, the Reporting Person also owns certain warrants to acquire Shares. The warrants, which are exercisable immediately at the option of the holder, are subject to so-called "blocker" provisions prohibiting the holder from exercising the warrants to the extent that such exercise would result in the holder being deemed the beneficial owner of more than 9.99% of the Shares then issued and outstanding. See Item 4(a) herein.

                                  SCHEDULE 13G

CUSIP No.: 49720P506                                       Page 4 of 12 Pages

..............................................................................
1.          Names of Reporting Persons.

            I.R.S. Identification Nos. of above persons (entities only).

            MAGNETAR CAPITAL PARTNERS LP
..............................................................................
2.          Check the Appropriate Box if a Member of a Group

            (a) [ ]

            (b) [ ]
..............................................................................
3.          SEC Use Only
..............................................................................
4.          Citizenship or Place of Organization

            Delaware
..............................................................................
Number of Shares          5.        Sole Voting Power                    None
Beneficially Owned by     ...................................................
Each Reporting Person     6.        Shared Voting Power             4,151,400(1)
With                      ...................................................
                          7.        Sole Dispositive Power               None
                          ...................................................
                          8.        Shared Dispositive Power        4,151,400(1)
..............................................................................
9.          Aggregate Amount Beneficially Owned by Each Reporting Person

            4,151,400(1)
..............................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

            [  ]
..............................................................................
11.         Percent of Class Represented by Amount in Row (9)

            10.29% based on 40,333,993 shares outstanding as of October 31, 2007.(1)
..............................................................................
12.         Type of Reporting Person:

            HC; OO



_____________
(1) In addition, the Reporting Person also owns certain warrants to acquire Shares. The warrants, which are exercisable immediately at the option of the holder, are subject to so-called "blocker" provisions prohibiting the holder from exercising the warrants to the extent that such exercise would result in the holder being deemed the beneficial owner of more than 9.99% of the Shares then issued and outstanding. See Item 4(a) herein.

                                  SCHEDULE 13G

CUSIP No.: 49720P506                                       Page 5 of 12 Pages

..............................................................................
1.          Names of Reporting Persons.

            I.R.S. Identification Nos. of above persons (entities only).


            SUPERNOVA MANAGEMENT LLC
..............................................................................
2.          Check the Appropriate Box if a Member of a Group
            (a) [ ]
            (b) [ ]
..............................................................................
3.          SEC Use Only
..............................................................................
4.          Citizenship or Place of Organization

            Delaware
..............................................................................
Number of Shares          5.        Sole Voting Power                    None
Beneficially Owned by     ...................................................
Each Reporting Person     6.        Shared Voting Power             4,151,400(1)
With                      ...................................................
                          7.        Sole Dispositive Power               None
                          ...................................................
                          8.        Shared Dispositive Power        4,151,400(1)
..............................................................................
9.          Aggregate Amount Beneficially Owned by Each Reporting Person

            4,151,400(1)
..............................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

            [  ]
..............................................................................
11.         Percent of Class Represented by Amount in Row (9)

            10.29% based on 40,333,993 shares outstanding as of October 31, 2007.(1)
..............................................................................
12.         Type of Reporting Person:

            HC; OO



_____________
(1) In addition, the Reporting Person also owns certain warrants to acquire Shares. The warrants, which are exercisable immediately at the option of the holder, are subject to so-called "blocker" provisions prohibiting the holder from exercising the warrants to the extent that such exercise would result in the holder being deemed the beneficial owner of more than 9.99% of the Shares then issued and outstanding. See Item 4(a) herein.

                                  SCHEDULE 13G

CUSIP No.: 49720P506                                       Page 6 of 12 Pages

..............................................................................
1.          Names of Reporting Persons.

            I.R.S. Identification Nos. of above persons (entities only).


            ALEC N. LITOWITZ
..............................................................................
2.          Check the Appropriate Box if a Member of a Group
            (a) [ ]
            (b) [ ]
..............................................................................
3.          SEC Use Only
..............................................................................
4.          Citizenship or Place of Organization

            United States of America
..............................................................................
Number of Shares          5.        Sole Voting Power                    None
Beneficially Owned by     ...................................................
Each Reporting Person     6.        Shared Voting Power             4,151,400(1)
With                      ...................................................
                          7.        Sole Dispositive Power               None
                          ...................................................
                          8.        Shared Dispositive Power        4,151,400(1)
..............................................................................
9.          Aggregate Amount Beneficially Owned by Each Reporting Person

            4,151,400(1)
..............................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

            [  ]
..............................................................................
11.         Percent of Class Represented by Amount in Row (9)

            10.29% based on 40,333,993 shares outstanding as of October 31, 2007.(1)
..............................................................................
12.         Type of Reporting Person:

            HC



_____________
(1) In addition, the Reporting Person also owns certain warrants to acquire Shares. The warrants, which are exercisable immediately at the option of the holder, are subject to so-called "blocker" provisions prohibiting the holder from exercising the warrants to the extent that such exercise would result in the holder being deemed the beneficial owner of more than 9.99% of the Shares then issued and outstanding. See Item 4(a) herein.

                                                            Page 7 of 12 Pages


Item 1(a)      Name of Issuer:

               Kintera, Inc. (the "Issuer")

Item 1(b)      Address of Issuer's Principal Executive Offices:

               9605 Scranton Road, Suite 200, San Diego, CA  92121.

Item 2(a)      Name of Person Filing

               This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i) Magnetar Investment Management, LLC ("Magnetar Investment Management");

               ii) Magnetar Financial LLC ("Magnetar Financial");

               iii) Magnetar Capital Partners LP ("Magnetar Capital Partners");

               iv) Supernova Management LLC ("Supernova Management"); and

               v) Alec N. Litowitz ("Mr. Litowitz").

This Statement relates to Shares (as defined herein) held for the accounts of Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company ("Magnetar Capital Master Fund"), and certain managed accounts (the "Managed Accounts"). Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial and Magnetar Investment Management, LLC a Delaware limited liability company ("Magnetar Investment Management"). Each of Magnetar Financial and Magnetar Investment Management are registered investment advisers under Section 203 of the Investment Advisers Act of 1940, as amended. Magnetar Financial serves as investment adviser to Magnetar Capital Master Fund. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the account of Magnetar Capital Master Fund. Magnetar Investment Management serves as investment adviser to the Managed Accounts. In such capacity, Magnetar Investment Management exercises voting and investment power over the Shares held for the accounts of the Managed Accounts. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

Item 2(b)      Address of Principal Business Office or, if None, Residence

               The address of the principal business office of each of Magnetar Investment Management, Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

Item 2(c)      Citizenship

               i) Magnetar   Investment   Management  is  a  Delaware  limited
               liability company;

               ii) Magnetar Financial is a Delaware limited liability company;

               iii)  Magnetar   Capital   Partners   is  a  Delaware   limited
               partnership;

               iv) Supernova Management is a Delaware limited liability company; and

               v) Mr. Litowitz is a citizen of the United States of America.

                                                            Page 8 of 12 Pages


Item 2(d)      Title of Class of Securities:

               Common Stock, $.001 par value per share (the "Shares")

Item 2(e)      CUSIP Number:

               49720P506

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:


               (a)  [  ]   Broker or dealer  registered  under Section 15 of
                           the Exchange Act.
               (b)  [  ]   Bank as defined in Section  3(a)(6) of the Exchange
                           Act.
               (c)  [  ]   Insurance company as defined in Section 3(a)(19) of
                           the Exchange Act.
               (d)  [  ]   Investment  company  registered  under Section 8 of
                           the Investment Company Act.
               (e)  [X]    An  investment  adviser  in  accordance  with  Rule
                           13d-1(b)(1)(ii)(E);
               (f)  [  ]   An  employee  benefit  plan  or  endowment  fund in
                           accordance with Rule 13d-1(b)(1)(ii)(F).
               (g)  [  ]   A parent  holding  company  or  control  person  in
                           accordance with Rule 13d-1(b)(1)(ii)(G).
               (h)  [  ]   A savings association as defined in Section 3(b) of
                           the Federal Deposit Insurance Act.
               (i)  [  ]   A church plan that is excluded from the  definition
                           of an investment company under Section 3(c)(14) of the Investment Company Act.

Item 4.        Ownership:

Item 4(a)      Amount Beneficially Owned:

               (i) As of December 31, 2007, Magnetar Investment Management may be deemed to be the beneficial owner of 2,031,702 Shares held for the Managed Accounts.

               (ii) As  of  December  31,  2007,  each  of   Magnetar  Capital
Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner of 4,151,400 Shares. This amount consists of 2,119,698 Shares held for the account of Magnetar Capital Master Fund, and 2,031,702 Shares held for the Managed Accounts.

               (iii) As of December 31, 2007, Magnetar Financial may be deemed to be the beneficial owner of 2,119,698 Shares.

               In addition, each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz own warrants held for the account of Magnetar Capital Master Fund. The warrants contain a contractual provision blocking exercise of the warrants when the holder beneficially owns more than 9.99% of the issued and outstanding Shares. Since the Reporting Persons currently beneficially own 10.29% of the Shares, the warrants are not currently exercisable and thus, the Shares underlying the warrants have not been included in the calculations of the Reporting Person's beneficial ownership of the Shares.

Item 4(b)      Percent of Class:

               (i) The number of Shares of which Magnetar Investment Management may be deemed to be the beneficial owner constitutes approximately 5.04% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed quarterly report on Form 10-Q, there were approximately 40,333,993 shares outstanding as of October 31,
2007).

               (ii) The number of Shares of which each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner constitutes approximately 10.29% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed quarterly report on Form 10-Q, there were approximately 40,333,993 shares outstanding as of October 31, 2007).

                                                            Page 9 of 12 Pages

               (iii) The number of Shares of which Magnetar Financial may be deemed to be the beneficial owner constitutes approximately 5.26% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed quarterly report on Form 10-Q, there were approximately 40,333,993 shares outstanding as of October 31, 2007).

Item 4(c)      Number of Shares of which such person has:

Magnetar Investment Management:
-------------------------------

(i) Sole power to vote or direct the vote:                                  0

(ii) Shared power to vote or direct the vote:                       2,031,702

(iii) Sole power to dispose or direct the disposition of:                   0

(iv) Shared power to dispose or direct the disposition of:          2,031,702

Magnetar Financial:
-------------------

(i) Sole power to vote or direct the vote:                                  0

(ii) Shared power to vote or direct the vote:                       2,119,698(1)

(iii) Sole power to dispose or direct the disposition of:                   0

(iv) Shared power to dispose or direct the disposition of:          2,119,698(1)

Magnetar Capital Partners, Supernova Management, and Mr. Litowitz:
------------------------------------------------------------------

(i) Sole power to vote or direct the vote:                                  0

(ii) Shared power to vote or direct the vote:                       4,151,400(1)

(iii) Sole power to dispose or direct the disposition of:                   0

(iv) Shared power to dispose or direct the disposition of:          4,151,400(1)

_____________
(1) In addition, the Reporting Person also owns certain warrants to acquire Shares. The warrants, which are exercisable immediately at the option of the holder, are subject to so-called "blocker" provisions prohibiting the holder from exercising the warrants to the extent that such exercise would result in the holder being deemed the beneficial owner of more than 9.99% of the Shares then issued and outstanding. See Item 4(a) herein.


Item 5.        Ownership of Five Percent or Less of a Class:

               This Item 5 is not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
               Company:

               See disclosure in Item 2 hereof.

Item 8.        Identification and Classification of Members of the Group: This
               Item 8 is not applicable.

Item 9.        Notice of Dissolution of Group:

               This Item 9 is not applicable.

Item 10.       Certification:

               By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                           Page 10 of 12 Pages


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2008                     MAGNETAR INVESTMENT MANAGEMENT, LLC

                                            By: Magnetar Capital Partners LP
                                                As Sole Member


                                            By: /s/ Alec N. Litowitz
                                               ----------------------------
                                            Name:   Alec N. Litowitz
                                            Title:  Manager of Supernova
                                                    Management LLC, as General
                                                    Partner of Magnetar
                                                    Capital Partners LP

Date: February 13, 2008                     MAGNETAR FINANCIAL LLC

                                            By: Magnetar Capital Partners LP
                                                As Sole Member


                                            By: /s/ Alec N. Litowitz
                                               ----------------------------
                                            Name:   Alec N. Litowitz
                                            Title:  Manager of Supernova
                                                    Management LLC, as General
                                                    Partner of Magnetar
                                                    Capital Partners LP

Date: February 13, 2008                     MAGNETAR CAPITAL PARTNERS LP


                                            By: /s/ Alec N. Litowitz
                                               ----------------------------
                                            Name:   Alec N. Litowitz
                                            Title:  Manager of Supernova
                                                    Management LLC, as General
                                                    Partner of Magnetar
                                                    Capital Partners LP

Date: February 13, 2008                     SUPERNOVA MANAGEMENT LLC


                                            By: /s/ Alec N. Litowitz
                                               ----------------------------
                                            Name:   Alec N. Litowitz
                                            Title:  Manager

Date: February 13, 2008                     ALEC N. LITOWITZ

                                            /s/ Alec N. Litowitz
                                            ----------------------------

                                                           Page 11 of 12 Pages


                                 EXHIBIT INDEX


Ex.                                                                   Page No.
---                                                                   --------

A.   Joint Filing Agreement, dated February 13, 2008 by and among
     Magnetar Investment Management LLC,  Magnetar Financial LLC,
     Magnetar Capital Partners LP,  Supernova Management LLC, and
     Alec N. Litowitz............................................        12

                                                           Page 12 of 12 Pages


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

       The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Kintera, Inc. dated as of February 13, 2008 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Date: February 13, 2008                     MAGNETAR INVESTMENT MANAGEMENT, LLC

                                            By: Magnetar Capital Partners LP
                                                As Sole Member


                                            By: /s/ Alec N. Litowitz
                                               ----------------------------
                                            Name:   Alec N. Litowitz
                                            Title:  Manager of Supernova
                                                    Management LLC, as General
                                                    Partner of Magnetar
                                                    Capital Partners LP


Date: February 13, 2008                     MAGNETAR FINANCIAL LLC

                                            By: Magnetar Capital Partners, LP
                                                As Sole Member


                                            By: /s/ Alec N. Litowitz
                                               ----------------------------
                                            Name:   Alec N. Litowitz
                                            Title:  Manager of Supernova
                                                    Management LLC, as General
                                                    Partner of Magnetar
                                                    Capital Partners LP

Date: February 13, 2008                     MAGNETAR CAPITAL PARTNERS LP


                                            By: /s/ Alec N. Litowitz
                                               ----------------------------
                                            Name:   Alec N. Litowitz
                                            Title:  Manager of Supernova
                                                    Management LLC, as General
                                                    Partner of Magnetar
                                                    Capital Partners LP

Date: February 13, 2008                     SUPERNOVA MANAGEMENT LLC


                                            By: /s/ Alec N. Litowitz
                                               ----------------------------
                                            Name:   Alec N. Litowitz
                                            Title:  Manager

Date: February 13, 2008                     ALEC N. LITOWITZ

                                            /s/ Alec N. Litowitz
                                            ----------------------------